UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

COST PLUS, INC.

(Name of Subject Company)

COST PLUS, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

221485105

(CUSIP Number of Class of Securities)

Barry J. Feld
Chief Executive Officer
Cost Plus, Inc.
200 4th Street
Oakland, California 94607
(510) 893-7300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy
Rick C. Madden
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, California 90071
(213) 687-5000

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 8. ADDITIONAL INFORMATION	1

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Cost Plus, Inc., a California corporation (the “Company”), on May 25, 2012.  The Schedule 14D-9 relates to the offer by Blue Coral Acquisition Corp., a California corporation (“Merger Sub”) and a wholly owned subsidiary of Bed Bath & Beyond Inc., a New York corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $22.00 per share, net to the holder in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Parent and Merger Sub with the SEC on May 25, 2012.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM  8.                      ADDITIONAL INFORMATION.

Item 8, “Additional Information”, is hereby amended and supplemented by replacing the last sentence of the subsection entitled “Certain Litigation” with the following:

“At a hearing held on June 25, 2012, the District Court indicated its intention to deny plaintiff Dixon’s motion for a preliminary injunction, on the grounds that plaintiff failed to demonstrate a likelihood of prevailing on the merits and the existence of an irreparable injury.  The District Court indicated it would subsequently issue a written order.  On June 26, 2012, plaintiff Dixon filed a Notice of Voluntary Dismissal.  At the June 25, 2012 hearing, the District Court also granted the motion of the plaintiff in the Ogurkiewicz action to intervene; therefore, that case will remain in federal court for now pending further action from the District Court.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

COST PLUS, INC.

	By:		/s/ Barry J. Feld
		Name:	Barry J. Feld
		Title:	Chief Executive Officer

Dated: June 27, 2012

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